EXHIBIT 99.13

VIA EDGAR

TO:

United States Securities and Exchange Commission

Re:

Asanko Gold Inc. (the "Company")

Annual Report on Form 40-F

Consent of Expert

This consent is provided in connection with the Company's annual report on Form 40-F for the financial year ended December 31, 2013, and any amendments thereto (the “Annual Report”), as filed by the Company with the United States Securities and Exchange Commission.  The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the financial year ended December 31, 2013 (the “Annual Information Form”).

I, GJ Wiid, DO HEREBY CONSENT, to:

•

the use of my name and the disclosure of my involvement in the preparation of information that forms the basis for disclosure of a technical and scientific nature related to the Company’s Esaase Gold Project, Ghana, contained in the Annual Information Form, and

•

the inclusion and incorporation by reference of such information in the Annual Report.

Dated March 28, 2014

/s/ Guy Wild
GJ Wild

GJ Wiid

Pr. Eng

Epoch Resources (Pty) Ltd.

Physical Address Postal Address Telephone Facsimile Web Address Company Registration Company Vat Number Directors

First Floor, Uplands 22a, Woodlands Office Park, Woodlands Drive,

Woodmead, 2148, Johannesburg, South Africa

PO Box 6, The Woodlands, 2080, South Africa

+27 (11) 8023657, +27 (11) 6560380/1

+27 (11) 8023654, +27 (11) 507 5730

www.epochresources.co.za

Epoch Resources (Pty) Ltd, No 2005/007908/07

4470219603

GJ Wiid, Dr G Papageorgiou, A Savvas, SJP Coetzee